

# Delaware

## The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ABOVE: SPACE DEVELOPMENT CORPORATION", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2022, AT 10:45 O`CLOCK A.M.*



Jeffrey W. Bullock, Secretary of State

6860637  8100
SR# 20222743061

Authentication: 203726709
Date: 06-21-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:45 AM 06/16/2022
FILED 10:45 AM 06/16/2022
SR 20222743061 - File Number 6860637

# CERTIFICATE OF INCORPORATION
# OF
# ABOVE: SPACE DEVELOPMENT CORPORATION

FIRST: The name of the corporation is Above: Space Development Corporation

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover DE 19901, County of Kent. The name of the Registered Agent at such address is Capitol Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the ***"DGCL").***

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share ("***Common Stock***") and Preferred Stock, par value $0.001 per share ("***Preferred Stock***"). The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred seventy-five million (175,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is seventy-five million (75,000,000).

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative."

FIFTH: The name and mailing address of the incorporator are as follows:

Peter Gennuso
McCarter & English LLP
825 Eighth Avenue, 31st Floor
New York, NY 10019

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

ME1 41095119v.1

EIGHTH:  Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH:  Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH:  To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH:  Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

**IN WITNESS WHEREOF**, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 15th day of June, 2022.

/s/ Peter Gennuso

Peter Gennuso
Incorporator